

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Ms. Shelly Guyer
Chief Financial Officer
Invitae Corporation
1400 16th Street
San Francisco, CA 94103

Re: Invitae Corporation
Form 10-K
Exhibit No. 2.3
Filed March 2, 2020

Form 10-Q
Exhibit No. 2.1
Filed May 11, 2020

Form 10-Q
Exhibit 2.1 and 2.2
Filed August 4, 2020
File No. 001-36847

Dear Ms. Guyer:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance